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                              June 7, 2024

       Frederick Wong
       Chief Financial Officer
       Intelligent Living Application Group Inc.
       Unit 2, 5/F, Block A, Profit Industrial Building
       1-15 Kwai Fung Crescent, Kwai Chung
       New Territories, Hong Kong

                                                        Re: Intelligent Living
Application Group Inc.
                                                            Form 20-F for the
Year Ended December 31, 2023
                                                            Filed April 30,
2024
                                                            File No. 001-41444

       Dear Frederick Wong:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2023

       Exhibits 12.1 and 12.2, page 1

   1. We note that your officer certifications at Exhibits 12.1 and 12.2 exclude the introductory language in paragraph 4
regarding responsibilities for establishing and maintaining
                                                        internal control over
financial reporting. Please amend your annual report to include certifications having
all of the prescribed language as set forth in paragraph 12 of Item 19 of Form 20-F. Your
amendment may include only the cover page, explanatory note, signature page and
paragraphs 1, 2, 4 and 5 of the certifications.


              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Frederick Wong
Intelligent Living Application Group Inc.
June 7, 2024
Page 2

       Please contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameFrederick Wong                       Sincerely,
Comapany NameIntelligent Living Application Group Inc.
                                                       Division of Corporation
Finance
June 7, 2024 Page 2                                    Office of Manufacturing
FirstName LastName